UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
Commission File Number: 1-6639
NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Magellan Health Services, Inc.

Former name if applicable: N/A

Address of principal executive office (street and number): 6950 Columbia Gateway Drive, Suite 400

City, state and zip code: Columbia, Maryland 21046

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        See Annex A attached.

PART IV
OTHER INFORMATION

        (1)  Name and telephone number of person to contact in regard to this notification

Mark S. Demilio	(410) 953-1000

(Name)	(Area Code) (Telephone Number)

        (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

        (3)  Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Annex A attached.

Magellan Health Services, Inc. (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2002

MAGELLAN HEALTH SERVICES, INC.

By:	/s/ MARK S. DEMILIO
	Name:	Mark S. Demilio
	Title:	Executive Vice President and Chief Financial Officer

Annex A to Form 12b-25

PART III—NARRATIVE

        The Registrant's accounting and finance personnel have been principally engaged in providing substantial data and support to the Registrant's efforts to reduce its debt and improve its capital structure. Because the Registrant had experienced a decline in business performance over the course of fiscal 2002, and is attempting to restructure its capital structure, it was deemed appropriate to perform the annual goodwill impairment test pursuant to the application of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets" at a point in time closer to year-end. Therefore, the Registrant's finance personnel needed to update projected cash flow models for use in the SFAS 142 impairment analyses. The decline in business performance and related restructuring activities also impact the assessment of the recoverability of deferred tax assets. Accordingly, the timely preparation of the Annual Report on Form 10-K has been adversely affected by the effort and time required for the Registrant to update the projected cash flow models and conduct such analyses and assessments. As a result, the Registrant is unable to complete and timely file the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, without unreasonable effort and expense.

PART IV—OTHER INFORMATION

        (3) The Registrant cannot currently provide final earnings results for the fiscal year ended September 30, 2002, since it has completed neither its analysis of the application of SFAS No. 142 "Goodwill and Intangible Assets" to certain of the Registrant's identifiable reporting units nor the reassessment of the recoverability of deferred tax assets. However, the Registrant estimates that its consolidated net income for the fiscal year ended September 30, 2002, prior to any charges related to these two analyses, would be approximately $16 million to $20 million as compared to net income of $24.6 million for the fiscal year ended September 30, 2001. The Registrant estimates that charges related to the impairment of goodwill under SFAS 142, on an after-tax basis, will be approximately $350 million to $700 million (including both the cumulative effect of adopting SFAS 142 at October 1, 2001, as well as operating charges associated with the Registrant's annual impairment assessment at September 1, 2002) and that charges related to valuation reserves with respect to recoverability of deferred tax assets will be approximately $150 million to $250 million. All of the foregoing amounts in this paragraph are unaudited.

Caution regarding Forward-Looking Statements

        Certain of the statements made in this notification including, without limitation, statements regarding estimated net income, estimated goodwill impairment charges and estimated charges related to reserves with respect to recoverability of deferred tax assets constitute forward looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to known and unknown uncertainties and risks which could cause actual results to differ materially from those contemplated or implied by such forward looking statements including: the results of goodwill impairment tests pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets"; the outcome of final analyses of the recoverability of deferred tax assets; the outcome of discussions and negotiations with creditors; actual results for fiscal year 2002 differing from the expected results due to greater adverse impact from the items described herein or from other events; service issues arising with certain customers; care management activities not having the desired effects; care costs rising at trends greater than anticipated; the ability to manage operating costs; the ability to obtain rate increases from customers with respect to increased care costs or to obtain such increases timely; the ability to generate new business; the ability to retain existing clients; the impact of new or amended laws or regulations; governmental inquiries; outcome of ongoing litigation; interest rate increases; unanticipated increases in the costs of care; the ability to consummate successfully the exits from non-core operations or to identify, negotiate and consummate other strategic alternatives; and other factors. Any forward looking statements made in this notice are qualified in their entirety by these risks and uncertainties and the discussion of risks and uncertainties set forth under the caption "Cautionary Statements" in the Registrant's Annual Report on Form 10-K/A for the year ended September 30, 2001 filed with the Securities and Exchange Commission on April 1, 2002, as well as risks and uncertainties disclosed in the Registrant's other more recent filings with the Securities and Exchange Commission. The Registrant undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.